SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No._________)*

Homeowners Choice, Inc.
(Name of Issuer)

Common Stock, no par value and
7% Series A cumulative Preferred Stock, no par value
(Title of Class of Securities)

910710 10 2
(CUSIP Number)

February 6, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 910710 10 2	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS

Farnam Street Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5.	SOLE VOTING POWER

SHARES		284,370

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		284,370

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,370 SHARES (See explanation in Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0% of the 7% Series A cumulative convertible preferred stock
4.5% of common stock on a post-conversion basis

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 910710 10 2	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS

Farnam Street Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5.	SOLE VOTING POWER

SHARES		284,370

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		284,370

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,370 SHARES (See explanation in Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0% of the 7% Series A cumulative convertible preferred stock
4.5% of common stock on a post-conversion basis

12.	TYPE OF REPORTING PERSON*

PN

CUSIP No. 910710 10 2	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS

Raymond E. Cabillot

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5.	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		284,370

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		284,370
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,370 SHARES (See explanation in Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0% of the 7% Series A cumulative convertible preferred stock
4.5% of common stock on a post-conversion basis

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 910710 10 2	13G	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSONS

Peter O. Haeg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5.	SOLE VOTING POWER

SHARES		0

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		284,370

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		0

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		284,370
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

284,370 SHARES (See explanation in Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.0% of the 7% Series A cumulative convertible preferred stock
4.5% of common stock on a post-conversion basis

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 910710 10 2	13G	Page 6 of 8 Pages

Item 1(a). Name of Issuer:

Homeowners Choice, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

5300 West Cypress Street, Suite 100, Tampa, FL 33607

Item 2(a). Name of Person Filing:

Farnam Street Partners, L.P., a Minnesota Limited Partnership (the "Fund"), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation (“FSC”). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC.

Item 2(b). Address of Principal Business Office, or if none, Residence:

3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

Item 2(c). Citizenship:

The Fund is a Minnesota limited partnership; FSC is a Minnesota corporation and Messrs. Cabillot and Haeg are citizens of the United States.

Item 2(d). Title of Class of Securities:

Common Stock, no par value and 7% Series A cumulative convertible preferred stock, no par value

Item 2(e). CUSIP Number:

910710 10 2

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with ' 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

CUSIP No. 910710 10 2	13G	Page 7 of 8 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

155,063 shares of Common Stock; 111,911 shares of 7% Series A cumulative convertible preferred stock; and warrants to purchase 17,396 shares of common stock

(b)	Percent of class:
9.0% of the 7% Series A cumulative convertible preferred stock
4.5% of common stock on a post-conversion basis

(Based upon 6,181,802 shares of Common Stock and 1,247,700 shares of 7% Series A cumulative convertible preferred stock outstanding on 9/30/11 as reported by the Issuer in it most recently filed Quarterly report on Form 10-Q)

(c)	Number of shares as to which such person has:

Messrs. Cabillot and Haeg, as officers of Farnam Street Capital, Inc., the general partner of Farnam Street Partners, LLP, share voting and dispositive power over all 284,370 shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following:

☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

(a) Not applicable

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 910710 10 2	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	FARNAM STREET PARTNERS, L.P.

	BY:	FARNAM STREET CAPITAL, INC.,
General Partner

		By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot,
Chief Executive Officer

		By:	/s/ Peter O. Haeg
Peter O. Haeg,
President

/s/ Raymond E. Cabillot
Raymond E. Cabillot

/s/ Peter O. Haeg
Peter O. Haeg